FILED BY INTERNATIONAL GAME TECHNOLOGY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: INTERNATIONAL GAME TECHNOLOGY

COMMISSION FILE NO. 001-10684

Announcement from Patti Hart

Executive Communications — July 16, 2014

All,

I am pleased to share with you some very exciting news!  Today we have entered into a definitive merger agreement with GTECH, an Italian lottery business, to combine our companies.  We have taken this bold, courageous step from a position of strength—thanks to each and every one of you— and have done so with you, our shareholders and our customers in mind.

We have led and transformed the industry for many years and this is the next chapter in our illustrious history.  This will allow us to create a new company with more diversified revenue, products and customers and will significantly extend our geographic reach.  It will also result in an unparalleled level of R&D investment providing constant and necessary innovation for our customers.  IGT’s employees will benefit from the stability and breadth of our new company and the enhanced personal growth that will, no doubt, be part and parcel to the transaction.

The terms specify that IGT is being acquired by GTECH and we expect that the necessary steps to complete our work will take between 9 and 12 months.  Until then—it is business as usual.  I know that you must have a million questions and I will endeavor to answer each and every one as the path forward becomes clearer.  For more information, today’s press release is attached. You will also receive a meeting invitation to attend a Town Hall meeting this week, where we will provide further details.

I hope that you will share my enthusiasm for this monumental change—and in the meantime let’s demonstrate to the industry that the best games, systems and services come from us—today, tomorrow and forever!

Onward-

Patti

Exhibit 99.1

News Release

IGT Enters into Definitive Merger Agreement with GTECH S.p.A.

Transaction Combines Leading Global Gaming Content and Equipment Supplier

with Leading Global Lottery Business

LAS VEGAS – July 16, 2014 – International Game Technology (NYSE:IGT), today announced that it has entered into a definitive merger agreement with GTECH S.p.A. for the acquisition of IGT by GTECH for $6.4 billion, comprised of $4.7 billion in cash and stock and the assumption of $1.7 billion in net debt.

The transaction will create the world’s leading end-to-end gaming company, uniquely positioned to capitalize on opportunities in global gaming market segments. The new company combines best-in-class content, operator capabilities, and interactive solutions, joining IGT’s leading game library and manufacturing and operating capabilities with GTECH’s gaming operations, lottery technology and services.  The merger drives competitive scale across multiple businesses, geographies and product lines and is expected to achieve over $280 million in synergies.

Under the terms of the transaction, IGT and GTECH will combine under a newly formed holding company organized in the United Kingdom (NewCo).  IGT shareholders will receive an aggregate value of $18.25 per IGT share in a combination of $13.69 in cash plus 0.1819 ordinary shares of NewCo for each share of IGT common stock, as described in greater detail below.  GTECH shareholders will exchange each of their existing GTECH shares for one (1) newly issued NewCo share.

“We are extremely pleased to reach a definitive merger agreement with GTECH as a result of our exploration of strategic alternatives to increase shareholder value.  This outstanding combination of two global leaders redefines the future of the gaming industry.  Together we are uniquely positioned to provide the industry’s broadest and most innovative portfolio of best-in-class products, solutions and services,” said Patti Hart, IGT CEO.  “This strategic agreement positions us to further transform the industry while providing meaningful benefit and value to our customers, our employees and our shareholders.”

Commenting on the transaction, Marco Sala, GTECH S.p.A. CEO said, “This transaction is transformational for our business. With limited overlap in products and customers, the combined company will enjoy leading positions across all segments of the gaming landscape.  It will increase our global scale and with a full suite of offerings and robust customer relationships across the client spectrum, the new company will be uniquely positioned to take advantage of the ongoing convergence across global gaming market segments.  Our expertise across these segments and greater ability to invest in R&D will improve player experiences and benefit our government and business clients.  The transaction will significantly enhance our cash flow and financial strength, and provide clear and achievable cost and revenue synergies.”

The transaction has been unanimously approved by the boards of directors of both companies and represents a 46% premium to the closing price of IGT’s common stock on June 6, 2014, the last trading day prior to initial reports that IGT was exploring a potential sale.

The combined entity would have over $6 billion in revenues and over $2 billion in EBITDA based on the last twelve trailing months (“LTM”) as of March 31, 2014, assuming a USD/EUR exchange rate of 1.36.(1)

Additional Transaction Details

The transaction will include an election mechanism for IGT shareholders to elect all-stock, all-cash, or mixed consideration subject to proration in accordance with the terms of the merger agreement. Under certain circumstances, the stock component of the consideration may be received on a tax-deferred basis.

Assuming a mixed consideration election, the stock consideration portion is subject to adjustment with a 15% up and down collar based on the trading price of GTECH shares prior to the closing of the transaction.  The exchange ratio of IGT common stock for

(1) GTECH reports its financial results under International Financial Reporting Standards, while IGT reports its financial results under U.S. Generally Accepted Accounting Principles.

NewCo stock will be determined by the average of the volume-weighted average price of GTECH stock (converted to USD) on ten randomly selected trading days occurring within the twenty trading-day period ending on (and including) the second full trading day prior to the closing of the transaction (the “GTECH Share Trading Price”).  If the GTECH Share Trading Price is between or equal to $25.08 and $28.84, the exchange ratio will vary between 0.1819x and 0.1582x.  Above $28.84, the exchange ratio will be fixed at 0.1582x.  Between or equal to $21.32 and $25.08, IGT shareholders will receive NewCo stock at a fixed ratio of 0.1819x plus additional cash consideration up to $0.68 per IGT share.  Below $21.32 IGT shareholders receive 0.1819 NewCo shares and additional cash consideration equal to the GTECH Share Trading Price multiplied by 0.0321.

NewCo will have its corporate headquarters in the United Kingdom and maintain operating headquarters in each of Las Vegas, Providence and Rome.  NewCo will apply for listing solely on the New York Stock Exchange (NYSE).  IGT’s shares will cease trading on the NYSE and GTECH’s shares will cease trading on the Borsa Italiana.  It is expected that NewCo will continue under the name GTECH plc.

De Agostini S.p.A. and its subsidiary DeA Partecipazioni S.p.A., holding in the aggregate approximately 59% of GTECH’s outstanding shares, have entered into a support agreement with IGT pursuant to which they have agreed to vote in favor of the transaction.

As a result of the transaction, it is anticipated that existing IGT and GTECH shareholders will own approximately 20% and 80%, respectively, of NewCo ordinary shares and De Agostini is expected to hold approximately 47% of NewCo’s outstanding ordinary shares.(2)

The transaction is currently expected to be completed in the first or second quarter of 2015. The transaction is subject to the receipt of required antitrust and gaming clearances, approval by the IGT and GTECH shareholders, and other customary conditions.  GTECH expects to finance the cash portion of the consideration through a combination of cash on hand and new financing.  In connection with

(2)  Assuming that no withdrawal rights are exercised

entering into the transaction, GTECH has received binding commitments totaling $10.7 billion from Credit Suisse, Barclays and Citigroup to finance the transaction, including refinancing certain existing indebtedness.

Governance

Upon the closing of the transaction, the initial board of directors of NewCo will be comprised of 13 directors including Marco Sala, GTECH’s Chief Executive Officer, who will serve as the Chief Executive Officer of NewCo; five directors to be appointed by IGT from IGT’s existing board of directors, including Phil Satre, IGT’s Chairman, who will serve as Chairman of NewCo, Patti Hart, IGT’s current Chief Executive Officer, who will serve as a Vice-Chairman, and seven directors to be appointed by GTECH at least of four of whom will be independent and one of whom will serve as a Vice-Chairman.  The NewCo Board will be compliant with the listing standards of the NYSE applicable to non-controlled domestic issuers.

In addition, NewCo will implement a loyalty share program that will offer all NewCo shareholders (at the closing of the transaction and thereafter) that hold their NewCo ordinary shares continuously for at least three years following the closing, the right to receive 0.9995 (non-transferable) special voting shares per NewCo ordinary share.

Morgan Stanley & Co. LLC is providing financial advice, and Sidley & Austin LLP and Allen & Overy LLP are acting as legal advisors to IGT.  Credit Suisse is providing financial advice, and Wachtell, Lipton, Rosen & Katz, Clifford Chance LLP and Lombardi, Molinari Segni are serving as legal advisors to GTECH in connection with the transaction.

Investor Call

IGT will hold an investor conference call to discuss the combination today at 8:30 a.m. EDT.  To access the call, please use one of the following dial-in numbers:  877-891-6979 (U.S. and Canada) and 773-756-4700 (International), passcode IGT.

A live broadcast of the conference call will be available online by visiting IGT.com and clicking on the “Investor Relations” tab.  Related presentation materials will be posted to the “Investor Relations” section prior to the call.

A telephone replay of the call will be available at approximately 10:30 a.m. EDT on Wednesday, July 16, 2014 until Wednesday, July 30, 2014.  The replay dial-in numbers are 866-485-4162 (U.S. and Canada) and 203-369-1616 (International).  In addition, the call will be archived on the company’s web site in the “Investor Relation” sections.

About IGT

International Game Technology (NYSE: IGT) is a global leader in casino gaming entertainment and continues to transform the industry by translating casino player experiences to social, mobile and interactive environments for markets around the world. IGT’s acquisition of DoubleDown Interactive provides engaging social casino style entertainment to more than 6 million players monthly. More information about IGT is available at IGT.com or connect with IGT at @IGTNews or facebook.com/IGT. Anyone can play at the DoubleDown Casino by visiting http://apps.facebook.com/doubledowncasino or doubledowncasino.com

About GTECH

GTECH S.p.A. is a leading commercial operator and provider of technology in the regulated worldwide gaming markets, delivering best-in-class products and services, with a commitment to the highest levels of integrity, responsibility, and shareholder value creation. The Company is listed on the FTSE MIB at the Milan Stock Exchange under the trading symbol “GTK” and is majority owned by De Agostini S.p.A. In 2013, GTECH had approximately €3.1 billion in revenues and 8,600 employees with operations in approximately 60 countries. For more information, please visit www.gtech.com.

Important Information for Investors and Securityholders(1)

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

NewCo will file with the SEC a registration statement on Form S-4 or F-4, which will include the proxy statement of IGT that also constitutes a prospectus of NewCo (the “proxy statement/prospectus”). INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on IGT’s website at IGT.com or within the “Investor Relations” section or by contacting Investor Relations at 866-296-4232 (for documents filed with the SEC by IGT) or on GTECH’s website at gtech.com or by contacting Corporate Communications at 401-392-7452 (for documents filed with the SEC by NewCo).

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

Participants in the Distribution

IGT, GTECH and NewCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the securityholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the securityholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding IGT’s directors and executive officers is contained in IGT’s Annual Report on Form 10-K for the year ended September 28, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward Looking Statements

This press release contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT, GTECH, NewCo, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of IGT and GTECH as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,”

“project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or securityholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in IGT’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in GTECH’s annual reports, registration documents and other documents filed from time to time with the Italian financial market regulator (CONSOB).  Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

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IGT Contacts:

Investor Relations Contact

Kate Pearlman

Vice President, Investor Relations and Treasury

+1 866-296-4232

Media Contacts

Susan Cartwright

Vice President, Corporate Communications

+1 702-669-8076

Phil O’Shaughnessy

Director Global Corporate Communications

+1 702-669-2975